JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

February 21, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Jabil Circuit, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2012
Filed October 25, 2012
File No. 001-14063

Dear Mr. Gilmore:

On behalf of Jabil Circuit, Inc. (“Jabil” or the “Company”), I am writing in response to the comment set forth in your letter dated February 11, 2013 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comment is repeated below, along with Jabil’s response to the comment set forth immediately following the comment.

Comment 1

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 4. Income Taxes

a. Provision for Income Taxes, page 71

1.	We note your response to prior comment 2 and it remains unclear to us why you believe that additional disclosure was not warranted. In this regard, we note that the impact of

Securities and Exchange Commission

February 21, 2013

the changes in your valuation allowance were quantitatively material to your income tax expense and your net income. Please confirm that in future filings you will disclose material changes to income tax expense. See Section III.B.3 of SEC Release 33-8350.

Response to Comment 1

The Company confirms that material changes to income tax expense will be disclosed in future filings based on:

a)	Section III.B.3 of SEC Release 33-8350,
b)	Item 303(a)(3)(i) of Regulation S-K, and
c)	Accounting Standards Codification (ASC) 740-10-50-9.

Comment 2

2.	We note your response to prior comment 2 also indicates that valuation allowance additions/reductions to other accounts included “balance sheet reclasses related to ASC 740-10 reserves.” Please provide additional detail regarding the nature of these balance sheet reclasses.

Response to Comment 2

During 2012, based on changes in facts that occurred during the course of an ongoing taxing authority exam, it was determined that deferred tax assets previously recorded for certain tax losses no longer met the “more likely than not” criteria for recognition. As this asset already had a full valuation allowance recorded against it, this change was properly presented as a reduction to the net operating loss deferred tax asset with an offsetting reduction to the corresponding full valuation allowance. The balance sheet only reclassification adjustment was recorded in accordance with ASC 740-10-25-16, which states:

“The amount of benefit recognized in the statement of financial position may differ from the amount taken or expected to be taken in a tax return for the current year. These differences represent unrecognized tax benefits. A liability is created (or the amount of a net operating loss carryforward or amount refundable is reduced) for an unrecognized tax benefit because it represents an entity’s potential future obligation to the taxing authority for a tax position that was not recognized under the requirements of this Subtopic (emphasis added).”

Securities and Exchange Commission

February 21, 2013

*        *        *

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jabil believes that the foregoing responds fully to the question in the Staff’s February 11, 2013 Comment Letter. Please let us know if you have any questions about our response.

Respectfully submitted, JABIL CIRCUIT, INC.

By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander Chief Financial Officer

cc:	Timothy L. Main, President and Chief Executive Officer, Jabil Circuit, Inc.
Robert L. Paver, General Counsel, Jabil Circuit, Inc.
Chester E. Bacheller, Esq., Holland & Knight LLP
James R. Estes, Partner, Ernst & Young LLP